Exhibit 99.4

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2	Date of Material Change

September 5, 2012

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on September 5, 2012.

Item 4	Summary of Material Change

AuRico Gold provides guidance update.

Item 5	Full Description of Material Change

AuRico Gold Inc. (“AuRico” or “the Company”) is providing an update on operational guidance.

As part of the accelerated underground development reinvestment program recently launched at the Ocampo mine, the Company has revised the short term mine plan to place greater emphasis on underground mine development for the next six-to-nine months. The program is designed to provide the operations team with sufficient time to advance underground mine development to increase the number of working faces and developed underground inventory to optimal levels. The targeted increase in working faces and developed underground inventory will provide greater flexibility in mine sequencing and will position the mine for sustainable production at the higher underground production tonnages achieved throughout 2011. Correspondingly, a lesser emphasis will be placed on underground production mining during this period. As a result, the Company is adjusting its operational estimates for the Ocampo mine for 2012 and 2013.

The Company has also elected to make modest adjustments to 2012 operational estimates for the Young-Davidson mine and has lowered cash cost estimates for the El Chanate mine as provided below.

Ocampo Mine, Mexico

As previously reported on July 16, 2012, production in the second quarter of 2012 was negatively impacted by an unusually high turnover of skilled labour that significantly reduced underground ore development in the Northeast underground mine. As a result the Company is currently mobilizing two underground mining contractors to support an accelerated underground development program. As part of this initiative, management conducted an operational review focused on implementing a sustainable production growth plan that will result in consistent mine performance.

While early indications from the accelerated development initiatives demonstrate improvement, the Company has adopted a more conservative view with respect to operational estimates for 2012 and 2013. Accompanying this new production forecast, the cash cost profile is expected to increase in the short term reflecting reduced proportional levels of low-cost underground production and a corresponding increase in the level of higher-cost open pit production. As the mine increases the level of low-cost underground production in 2013 and beyond, the cost per ounce profile is expected to reduce significantly.

Capital expenditure estimates have been increased for 2012 and 2013, reflecting the accelerated development work being carried out. This development work is contained within existing life of mine development requirements and is being brought forward to increase developed underground inventory for production to ensure flexibility and reliability of future operations. In addition, reserves originally planned to be mined in 2012 and 2013 have been pushed out into subsequent production periods and the mineral reserve and resource estimate at Ocampo has not changed.

Ocampo remains a key, long life asset for AuRico, with significant potential to identify further reserve and resource additions. This new mine plan, which includes the accelerated underground development program, is expected to reposition Ocampo for the future, in targeting solid, reliable performance and sustainable growth.

2012 Calendar Year	Prior Guidance	Revised Guidance
Production (Aue Oz’s)[1]	155,000 to 170,000	115,000 to 125,000
Cash Costs Per Ounce ($/oz) [1,2]	$540 to $570	$705 to $805
Cash Costs Per Ounce ($/oz) [1,3]	$540 to $570	$775 to $875
Capital Expenditure [4]	Up to $50 million	Up to $70 million
1. Using a gold equivalency ratio of 55:1 2. Exclusive of Q2 NRV adjustment 3. Inclusive of Q2 NRV adjustment 4. Exclusive of discretionary exploration investments

2013 Calendar Year	Prior Guidance	Revised Guidance
Production (Aue Oz’s)[1]	180,000 to 200,000	125,000 to 155,000
Cash Costs Per Ounce ($/oz)[1]	$540 to $570	$650 to $750
Capital Expenditure [2]	Up to $70 million	Up to $75 million
1. Using a gold equivalency ratio of 55:1 2. Exclusive of discretionary exploration investments

Young-Davidson Mine, Canada

The Young-Davidson mine recently declared commercial production with the mine and process operations currently achieving targeted levels. The Company has updated gold production forecasts to between 55,000 and 65,000 ounces with a 10,000 ounce decrease being attributable to:

  a one-month delay in achieving the first gold pour (April 30th, 2012) attributable to changes in scope design; and, a ten day power outage due to forest fires in the Kirkland Lake area interrupting power supply to the process operation.

During the period leading up to the declaration of commercial production and the period immediately thereafter, unit operating productivities, unit cost profiles and grade profiles have been in line with expectations. However, with the limited operating history, management has elected to adopt a more conservative approach with respect to the estimated cash cost per ounce profile and has updated the cash cost estimate for 2012. The Company has reaffirmed operational estimates for 2013.

2012 Calendar Year	Prior Guidance	Revised Guidance
Production (Au Oz’s)	65,000 to 75,000	55,000 to 65,000
Cash Costs Per Ounce ($/oz)	$450 to $550	$550 to $650
Capital Expenditure [1]	Up to $227 million	Up to $240 million
1. Exclusive of exploration, capitalized interest & borrowing costs, and capitalized changes in working capital

Young-Davidson will be a key long life, strategic asset for AuRico, with almost 6 million ounces currently delineated in reserves and resources and significant potential to identify additional reserves and resources. The production ramp-up at the Young-Davidson mine is progressing very well and, starting in 2013, the Company is targeting a significant increase in output over a four-year period. Young-Davidson will be the major driver of AuRico’s growth profile going forward, as increasingly larger volumes of higher grade material are mined from the underground operation.

El Chanate Mine, Mexico

The El Chanate mine continues to perform at targeted levels and the Company expects to achieve current production estimates at the mine in 2012 and 2013. During the first six months of 2012, cash costs have favourably outperformed guidance levels and this trend appears to be continuing into the second half of the year. As a result, the Company is reducing cash cost estimates for 2012.

2012 Calendar Year	Prior Guidance	Revised Guidance
Production (Au Oz’s)	78,000 to 88,000	78,000 to 88,000
Cash Costs Per Ounce ($/oz)	$450 to $480	$430 to $460
Capital Expenditure[1]	Up to $49 million	Up to $49 million
1. Exclusive of exploration.

Financial Foundation

In addition to future cash flow from operations, AuRico’s financial foundation has recently been bolstered through:

  completing the divestment of the Stawell and Fosterville mines, on May 4, 2012, for a cash payment of CAD$55 million, CAD$10 million in equity shares of Crocodile Gold, as well as a potential participation in future free cash flows from the mines;
  completing the sale of the El Cubo mine and the Guadalupe y Calvo exploration project, on July 13, 2012, for a cash payment of USD$100 million, USD$100 million in equity shares of Endeavour Silver, and up to US$50 million in future contingent payments; and, expanding the Company’s revolving credit facility on April 25, 2012, to USD$250 million;

AuRico has adequate financial resources for the foreseeable future following the recent declaration of commercial production at Young-Davidson, and the anticipated year-over-year increases in its gold production profile. The majority of the capital expenditure commitments associated with construction are now complete and accordingly, Young-Davidson is expected to be a key source of future profitability and operational cash flow generation.

Two Year Guidance (2012 to 2013)

Other than the revisions noted above, the Company believes that estimates at all assets have been revised appropriately and no further updates are anticipated. Consistent with previous years, the Company intends to release updated three-year operational and capital expenditure estimates for the years 2013 to 2015, along with updated reserves and resources, at the end of March 2013.

AuRico’s two-year operation and capital expenditure estimates for the years 2012 to 2013, inclusive of the guidance revisions are illustrated in the following table.

	2012	2013
Production	Gold eq. Oz.	Gold eq. Oz.
Ocampo	115,000 to 125,000	125,000 to 155,000
El Chanate	78,000 to 88,000	75,000 to 85,000
Young-Davidson	55,000 to 65,000	135,000 to 155,000
Total	248,000-278,000	335,000 to 395,000
	2012	2013
Cash Costs	Per Gold eq. oz.	Per Gold eq. oz.
Ocampo	$775 to $875	$650 to $750
El Chanate	$430 to $460	$455 to $485
Young-Davidson	$550 to $650	$500 to $550
Total	$610 to $695	$550 to $610
	2012	2013
Capex (excluding exploration)	US$ (millions)	US$ (millions)
Ocampo	Up to $70	Up to $75
El Chanate	Up to $49	Up to $40
Young-Davidson	Up to $240	Up to $130
Total	Up to $359	Up to $245
1.

Production and cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Gold equivalent production and cash costs are based on a gold equivalency ratio of 55:1 unless otherwise indicated.

2.	Cash costs for the Young- Davidson and El Chanate mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit. Production includes gold ounces only.
3.	Forecasted cash costs at the Young-Davidson mine do not include pre-production ounces reported prior to the declaration of commercial production.
4.	The following currency assumptions were used to forecast 2012 estimates:
12:1 Mexican pesos to the US dollar
1:1 Canadian dollars to the US dollar
5.	See the Non-GAAP Measures section on page26 of the Management’s Discussion and Analysis for the year ended December 31, 2011

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Scott Perry
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

September 7, 2012